UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 (Amendment No.  1)

Frezer, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

358341 20 4

(CUSIP Number)

Darren Ofsink, Esq.
Guzov Ofsink, LLC
600 Madison Avenue
New York, New York 10022
Tel. No. (212) 371-8008

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358341 20 4	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BEFUT International Co. Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,672,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,672,012
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,672,012
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.8%
14		TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 358341 20 4	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hongbo Cao
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,672,012
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,672,012
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,672,012
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.8%
14		TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Statement on Schedule 13D filed by BEFUT International Co. Limited, a British Virgin Islands company (“Befut BVI”), and Hongbo Cao (“Cao” and together with Befut BVI, the "Reporting Persons") with the Securities and Exchange Commission on March 23, 2009 (the “Original Statement”) is hereby amended as follows:

Item 3 is hereby amended and restated to read in its entirety as follows:

“Item 3.	Source and Amount of Funds or Other Consideration.

On March 13, 2009 (the “Closing Date”), the Company entered into and consummated a series of transactions whereby (a) the Company acquired 100% of the outstanding shares of common stock of BEFUT Corporation, a Nevada corporation (“Befut Nevada”), from Befut BVI in exchange for the issuance to Befut BVI of a net number of 117,768,300 shares of the Company’s Common Stock and the cancellation of an aggregate of 2,176,170 shares of the Company’s Common Stock and (b) the Company raised $500,000 in gross proceeds from the sale to four investors pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) of convertible promissory notes of the Company in the principal amount of $500,000 and warrants to purchase an aggregate of 720,076 shares of the Company’s Common Stock. As a result of the transactions, Befut Nevada became a wholly owned subsidiary of the Company. Befut Nevada, through its wholly owned subsidiary, Hongkong BEFUT Co., Ltd., a Hong Kong corporation (“Befut Hongkong”), wholly owns Befut Electric (Dalian), Co., Ltd., a PRC corporation (“WOFE”), which company has entered into a series of agreements with Dalian Befut, pursuant to which WFOE has established control over Dalian Befut, its captive manufacturing company. Dalian Befut is one of the largest developers, manufacturers and distributors of wire and cable products in Northeastern China.

On March 13, 2009 Befut Nevada purchased from three persons an aggregate of 2,176,170 shares of the Company’s Common Stock, constituting 51% of the then outstanding shares of the Company’s Common Stock for an aggregate purchase price of $370,000. The funds were from the gross proceeds of $500,000 the Company raised on the same day, March 13, 2009, as set forth above. All 2,176,170 shares were cancelled as part of the share exchange transaction described in clause (a) of the immediately preceding paragraph.

On March 25, 2009, pursuant to a Stockholders Agreement dated March 13, 2009 among Befut BVI, Cao and certain other stockholders of Befut BVI which was filed as Exhibit 4 to the Original Statement (the “Stockholders Agreement”), Befut BVI distributed to two of the stockholders which were parties to the Stockholders Agreement (in exchange for all of such stockholders equity interest in Befut BVI) an aggregate of 4,096,288 shares of the Company’s Common Stock previously held by Befut BVI, thereby reducing the number of shares of the Company’s Common Stock held by Befut BVI to 113,672,012.”

Item 4 is hereby amended and restated to read in its entirety as follows:

“Item 4.	Purpose of Transaction.

The acquisition by the Reporting Persons of the 117,768,300 shares of the Company’s Common Stock on March 13, 2009 was part of a series of transactions undertaken by the Company to accomplish the acquisition of the WOFE and the control of the business of Dalian Befut by the Company.  The other transactions included:

•
the sale to four investors for $500,000 pursuant to the Purchase Agreement, of 15% convertible promissory notes of the Company in the principal amount of $500,000 and warrants to purchase an aggregate of 720,076 shares of the Company’s Common Stock at an initial exercise price of $.1916 per share, which exercise price is subject to adjustment upon the occurrence of certain events, and

•
a series of restructuring transactions by which Befut Nevada, through its 100% ownership in Befut Hongkong and WOFE, obtained control over the operations and financial affairs of Dalian Befut. The acquisition was structured in this manner since under the laws of the PRC a foreign-owned entity, such as Befut Nevada, is unable to acquire a PRC entity, such as Dalian Befut, by issuing its capital stock, and the Company did not have sufficient cash to purchase all of the assets of Dalian Befut based on their fair value, as required under the laws of the PRC.

The Purchase Agreement contains certain covenants on the Company’s part, including the following: (i) to notify the Securities and Exchange Commission of the transaction, including filing of a Form D, (ii) to comply with the reporting and filing obligations applicable to the Company under the Securities Exchange Act of 1934, as amended, and (iii) to effect a 1 for 4.07 reverse stock split as a result of which the conversion rate of the 15% convertible notes shall be adjusted to be 1 share of the Company’s Common Stock for each $.65 of principal converted.

On March 25, 2009, pursuant to a Stockholders Agreement dated March 13, 2009 among Befut BVI, Cao and certain other stockholders of Befut BVI which was filed as Exhibit 4 to the Original Statement (the “Stockholders Agreement”), Befut BVI distributed to two of the stockholders which were parties to the Stockholders Agreement (in exchange for all of such stockholders equity interest in Befut BVI) an aggregate of 4,096,288 shares of the Company’s Common Stock previously held by Befut BVI, thereby reducing the number of shares of the Company’s Common Stock held by Befut BVI to 113,672,012.

Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.”

Item 5 is hereby amended and restated to read in its entirety as follows:

“Item 5.	Interest in Securities of the Issuer.

(a)  Each of the Reporting Persons may be deemed to beneficially own 113,672,012 shares, or approximately 94.8%, of the Company’s Common Stock. In addition to Cao’s beneficial ownership of such shares by virtue of his controlling interest in Befut BVI, Cao is a party to the Stockholders Agreement pursuant to which each such stockholder has the right to acquire from Befut BVI up to all of such stockholder’s pro rata portion of the Company’s Common Stock owned by Befut BVI in exchange for an equivalent pro rata portion of the shares of Befut BVI directly owned by such stockholder. Cao owns approximately 45.05% of the outstanding shares of Befut BVI and may therefore acquire direct ownership of up to an aggregate of 51,203,609 shares of the Company’s Common Stock held by Befut BVI.

(b)  Befut BVI directly owns 113,672,012 shares of the Company’s Common Stock. As a result of Cao’s ownership interest in and control of Befut BVI, both Befut BVI and Cao may be deemed to share voting and/or dispositive power over such 113,672,012 shares and beneficially own such stock.

(c) Except for the acquisition by the Reporting Persons of the 117,768,300 shares of the Company’s Common Stock on March 13, 2009 and the disposition by Befut BVI of an aggregate of 4,096,288 shares of the Company’s Common Stock on March 25, 2009, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BEFUT INTERNATIONAL CO. LIMITED

By:	/s/ Hongbo Cao
Name:	Hongbo Cao
Title:	Director

/s/ Hongbo Cao
Hongbo Cao

Date: April 10, 2009